February 2, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:          iParty Corp.
Form 10-K for Fiscal Year Ended December 26, 2009
Filed March 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 001-15611

Ladies and Gentlemen:

On behalf of iParty Corp. (“iParty” or the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission, received by letter dated February 2, 2011, relating to iParty’s Form 10-K  for the Fiscal Year Ended December 26, 2009 as filed with the Commission on March 23, 2010 (“2009 Form 10-K”) and Definitive Proxy Statement on Schedule 14A as filed with the Commission on April 21, 2010 (the “2010 Proxy Statement”).

In this letter, we have recited the comments from the staff in bold type and have followed each comment with iParty’s response.

Definitive Proxy Statement on Schedule 14A filed April 21, 2010

Executive Compensation

Summary Compensation Table, page 20

1.
We note your response to comment 13 in our letter dated December 17, 2010.  Please confirm to us that in your 2011 Proxy Statement, you will provide the correct 2008 compensation amounts for each of your named executive officers.

RESPONSE:  The Company confirms to the staff that it will provide correct 2008 compensation amounts in its “Summary Compensation Table” for each of its named executive officers in its 2011 Proxy Statement.

* * * *
Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure. Please direct any questions or comments that you may have to the undersigned (617-973-6197) or Michael Andresino (617-973-6113).  Thank you for your assistance.

Very truly yours,

/s/ Thomas S. Brennan
Thomas S. Brennan, Esq.

cc:           Sal Perisano, Chairman and CEO
David Robertson, Chief Financial Officer
Jeffrey Wright, Ernst & Young LLP

Prudential Tower	800 Boylston Street	Boston, MA 02199-8004	617.973.6100	fax 617.367.2315	www.pbl.com

February 2, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings, Assistant Director

Re:          iParty Corp.
Form 10-K for Fiscal Year Ended December 26, 2009
Filed March 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2010
File No. 001-15611

iParty Corp. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

iParty Corp.

By: /s/ David Robertson
David Robertson
Vice President and Chief Financial Officer